Exhibit 99.123

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY enCore Energy Corp. 101 N. Shoreline Blvd., Suite 450 Corpus Christi, TX 78401
2.	DATE OF MATERIAL CHANGE May 1, 2022
3.	NEWS RELEASE News release dated May 3, 2022 was disseminated through the facilities of CNW.
4.

SUMMARY OF MATERIAL CHANGE

enCore Energy Corp. (the “Company” or “enCore”) announced the appointment of Mr. Peter Luthiger as Chief Operating Officer.

Mr. Luthiger, as part of his compensation package, has been granted 250,000 stock options, 25% to vest six months following the grant, and the remainder vesting in 25% increments every 6 months thereafter. The stock options are exercisable for a term of five years at an exercise price of $1.44 per common share.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (the “Company” or “enCore”) announced the appointment of Mr. Peter Luthiger as Chief Operating Officer. Mr. Luthiger will be responsible for the commissioning and operation of the Rosita Uranium Processing Plant in South Texas. The Plant modernization and refurbishment is essential to the Company goal of becoming the next producer of American uranium. Mr. Luthiger will also be integral to the Company’s plant capacity expansion in South Texas, along with expansion of operations in Wyoming, South Dakota, and New Mexico.

CEO Paul Goranson stated “We are very excited that Peter Luthiger has joined the enCore Energy team. I have had the good fortune of working with Peter over a span of 25 years as his direct supervisor and as a colleague in the uranium industry. He has earned my complete trust and has proven his capability of successfully delivering projects on time and on budget. He brings a wealth of operational and management experience that bolsters enCore’s industry leading expertise in ISR uranium production. As we continue to advance to production in South Texas, while advancing future production in Wyoming and South Dakota, Peter has the proven track record to meet every target for enCore’s business. I am personally grateful that Peter saw enCore as the best work environment to lead in the next uranium renaissance in the U.S.”

Peter Luthiger, Chief Operating Officer

Mr. Luthiger brings over 35 years of in-situ recovery (ISR) and conventional uranium production, processing, exploration, radiation safety and environmental management experience within the uranium fuel cycle. Recently serving as the Director of Texas Operations for Energy Fuels Inc. he was responsible for managing the Alta Mesa ISR Uranium Project. While working for Energy Fuels, Mr. Luthiger was responsible for the standby operations of the 1.5 million pound U3O8 per year capacity ISR production center during which time successful completion of groundwater restoration and release of financial assurance with the State of Texas was achieved. Mr. Luthiger served as the Vice President of Mesteña Uranium LLC, a private company that owned the Alta Mesa ISR Uranium Project, that at its peak operation employed a workforce of over 100 direct and contractor employees. Prior to that, Mr. Luthiger worked for BHP Billiton PLC/Rio Algom Mining LLC, in Grants, New Mexico where he was the Manager, Regulatory Compliance and Licensing where he managed the successful decommissioning efforts of two former uranium mills and the accompanying underground mines. Mr. Luthiger was also involved with the radiation safety programs for testing activities at the Nevada Test Site for the U.S. Department of Energy. Mr. Luthiger also has extensive experience in effectively managing legislative and regulatory affairs as well as permitting and compliance with a commitment to Health Safety and Environmental (HSE) management excellence. He has directly managed reclamation and closure programs including surface reclamation for ISR and conventional mine/mill sites, tailings facilities, groundwater restoration, and audit support for several diverse Extraction operations.

 Mr. Luthiger has a degree in Geological Engineering from the Mackay School on Mines, University of Nevada, Reno. He is the Vice Chair of the Texas Mining and Reclamation Association, Section Chair and a member of the Texas Mining and Reclamation Association, Section Chair and a member of the Society for Mining, Metallurgy and Exploration (SME).

Mr. Luthiger, as part of his compensation package, has been granted 250,000 stock options, 25% to vest six months following the grant, and the remainder vesting in 25% increments every 6 months thereafter. The stock options are exercisable for a term of five years at an exercise price of $1.44 per common share.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION Not applicable.
8.	EXECUTIVE OFFICER William M. Sheriff, Executive Chairman Tel: 972-333-2214
9.	DATE OF REPORT May 3, 2022